AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
June 2, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Cicely LaMothe
          Wilson K. Lee

Re:	AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2008

Ladies & Gentlemen:
     This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to David Robertson and Paul Beldin on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in a letter dated May 11, 2009. The Partnership’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.
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Financial Statements and Notes
Consolidated Statements of Income, page F-4
1.	Comment: We have considered your response to comment 1. Given that the impaired operating real estate is classified as held and used as of December 31, 2008, consistent with paragraph 25 of SFAS 144, presentation of the impairment losses as a part of operating income appears appropriate. In addition, the provisions related to real estate held and used also apply to real estate development assets. Reference is made to paragraph 24 of SFAS 67. Given that these amounts are material, please revise your filing accordingly to reclass the provision for impairment losses for operating real estate and real estate development assets within operating income and consider the requirements to file an Item 4.02 8-K.

United States Securities and Exchange Commission
June 2, 2009

Response: In addition to the considerations described in the Partnership’s response letter dated April 15, 2009, the Partnership would like to provide additional background regarding its business operations that factored into its decision to classify impairment losses on real estate development assets outside of operating income.
The Partnership was formed to engage in the acquisition, ownership, management and redevelopment of apartment properties. At December 31, 2008, the Partnership owned an interest in or managed approximately 1,000 real estate properties, with an ownership interest in approximately 600 of these properties. While redevelopment of properties has been a major activity for the Partnership, ground up development has been limited to a handful of situations where development was required due to a natural disaster, structural defects, or in two circumstances, a management determination to pursue such an undertaking. The Partnership does not view the development projects as part of its core operating assets.
Redevelopment includes the enhancement of a property’s interior and exterior spaces, but typically does not include the construction of new rentable units from the ground-up, as would be typical in a development project. The Partnership believes redevelopment provides the opportunity to generate comparable rents to newly developed properties with lower financial risk. These routine redevelopment projects are completed in phases such that only portions of the property are temporarily taken out of operations and the majority of the property continues to contribute to operating income. Conversely, the real estate development assets at issue have not generated any significant operating income since 2005.
Another differentiating factor between the real estate development assets and the operating real estate is the allocation of the properties’ value between land and building. The majority of the net book values of the real estate development assets prior to the impairments was attributable to the underlying land; accordingly the impairments recognized were primarily of land value that would not have been subject to depreciation in future periods.
Given the FASB’s view in paragraph B54 of SFAS 144 that impairments are analogous to the acceleration of depreciation or amortization related to long-lived assets that would otherwise have been reflected in operating income, the Partnership does not believe the classification of a non-operating, primarily non-depreciable real estate development asset impairment outside of operating income was inconsistent with FASB’s intent.
Despite the considerations above, the Partnership acknowledges the guidance provided in SFAS 144 paragraph 25 and SFAS 67 paragraph 24.
Even if the Staff disagrees with the Partnership’s presentation of the impairment losses, the Partnership does not believe that an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 or a filing under Item 4.02 of Form 8-K are required. Both are predicated on a conclusion that the classification difference is material. As noted below, although the real estate development impairment losses are quantitatively significant, the Partnership does not believe the classification difference is material to an investor when both quantitative and qualitative factors are considered.

United States Securities and Exchange Commission
June 2, 2009

SAB Topic 1M references the FASB’s explanation of materiality in Statement of Concepts No. 2 as follows: “in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Furthermore, the SEC Advisory Committee on Improvements to Financial Reporting indicated in its final report that “consideration should be given to both qualitative and quantitative factors that would be important to the reasonable investor, although we acknowledge that there will probably be more times when qualitative considerations will result in a small error being considered material than they will result in a large error being considered not to be material. Therefore, we recommend that the existing materiality guidance be enhanced to clarify that the total mix of information available to investors should be the main focus of a materiality judgment and that qualitative factors are relevant in analyzing the materiality of all errors. We view this recommendation as a modest clarification of the existing guidance to conform practice to the standard established by the Supreme Court and not a major revision to the concepts and principles embodied in existing SEC staff guidance in SAB Topic 1M.”
The Partnership does not believe the judgment of a reasonable person relying on its financial statements would be changed or influenced by the inclusion of the impairment losses in operating income versus non-operating income. This conclusion is based on factors outlined in Staff Accounting Bulletin No. 99 and included consideration of the following:
➢	The classification of impairment losses outside of operating income has no effect on the reported loss from continuing operations or net income amounts reported in the Partnership’s statement of income for the year ended December 31, 2008. Furthermore, such classification does not affect the related amounts attributable to common unitholders on a gross or per unit basis.

➢	The nature and amounts of the impairment losses are disclosed in Note 2 and Note 5 to the consolidated financial statements in Item 8 of the Partnership’s Annual Report on Form 10-K as well as within Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of the Annual Report on Form 10-K.

➢	Investor questions and inquiries received by the Partnership’s Investor Relations department historically have focused on income from continuing operations, net income and Funds from Operations, or FFO. None of these metrics are affected by the classification of impairment losses.

➢	Investors were aware of the nature and the amounts of the impairments on real estate development assets for approximately one month prior to the filing of the Annual Report on Form 10-K. These impairments were announced through a press release issued on January 28, 2009 and a Form 8-K including those disclosures filed on the same day.

➢	In the current economic environment, real estate company analysts and investors are placing a heavy emphasis on liquidity. The sharp declines in market value for some real estate companies have been exacerbated based on perceptions about their liquidity and ability to repay or refinance debt maturities in the near term. The classification of the impairment losses has no effect on the Partnership’s liquidity nor does it impact debt covenant compliance ratios or any other regulatory or contractual requirements.

➢	The classification of impairment losses outside of operating income was not an intentional act by the Partnership’s management to mislead investors. As noted above, the Partnership believed inclusion in operating income of impairment losses on real estate development assets that do not generate appreciable operating income or expense would make it more difficult for the Partnership’s investors to understand

United States Securities and Exchange Commission
June 2, 2009

the Partnership’s core business of acquiring, operating, managing and redeveloping apartment properties.
➢	The classification of these impairment losses does not hide a failure to meet analysts’ consensus expectations for Apartment Investment and Management Company (“Aimco”). Aimco did not meet fourth quarter or full year 2008 earnings or FFO targets in part based on these impairments. Aimco clearly communicated the nature and amounts of the impairments both in its earnings release as well as through disclosure in its Annual Report on Form 10-K.

➢	The classification of these impairment losses does not mask a change in earnings or other trends. As noted above, operating income as presented in the Partnership’s consolidated statements of income is not a performance measure on which investors or analysts focus.

➢	The classification of the impairment losses does not affect the measurement of performance for purposes of determining management’s incentive based compensation.

➢	The classification of these impairment losses does not change a loss into income or vice versa for any annual period or separately reported quarterly period, with the exception of the fourth quarter 2008, for which the classification of the impairment losses in operating income would have resulted in operating income changing from income to a loss. However, as noted in the third consideration bullet above, operating income has not been an area of focus by the Partnership’s investors.

➢	The classification of the impairment losses does not conceal or otherwise relate to an unlawful transaction.

➢	The classification of these impairment losses does not affect reported segment operating results as the Partnership does not include impairment losses in its measure of segment operating performance.
In light of the qualitative considerations above, the Partnership does not believe the classification of the impairment losses is material to a reasonable investor. Based on this view, the Partnership does not believe its financial statements are materially misstated and therefore believes a revised filing is unnecessary.
Notwithstanding the foregoing, if the Staff continues to believe that impairment losses for the Partnership’s three real estate development assets should be classified within operating income, the Partnership hereby confirms that in future filings it will adjust its presentation of impairment losses to classify these amounts within operating income.
Note 11 – Partners’ Capital and Redeemable Preferred Units, pages F-35 – F-39
2.	Comment: We have considered your response to comment 2. We note that you indicate that the terms of the limited partnership agreement allow you to control the settlement of the redeemable common OP Units in shares of Apartment Investment Management Company (AIMCO). Paragraph 6 of EITF D-98 indicates that if you do not control settlement by delivery of your own shares, cash settlement of the instrument would be presumed and the instrument would be classified as temporary equity. Given that share settlement will be in the form of equity instruments of AIMCO and not those of your own, please clarify the terms of the limited partnership agreement and how these terms allow you to control settlement in shares of AIMCO. In this regard, advise us if the Operating Partnership itself holds a sufficient amount of registered AIMCO shares available to settle potential redemptions. Clarify if there are any contractual arrangements in place to obtain additional shares as necessary and whether AIMCO has sufficient registered shares available.

United States Securities and Exchange Commission
June 2, 2009

Response: Under the terms of the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership (the “Agreement”), the Partnership, in its sole discretion, determines whether cash or common shares of Aimco will be delivered in satisfaction of the holders’ exercise of their exchange rights. If the Partnership elects to redeem a tendered common OP Unit for shares of Aimco common stock rather than cash, then the Partnership shall direct Aimco to issue and deliver such shares of Aimco common stock to the tendering common OP Unit holder. Aimco, as a party to the Agreement, is required to assume directly the obligation to deliver the common shares to the tendering party in satisfaction of the redemption request.
The terms of the Agreement do not require Aimco to deliver registered shares as part of the redemption nor do they require Aimco or the Partnership to cause such shares to be registered with the SEC, with any state securities commissioner, department or agency, under the Securities Act of 1933 or the Securities Exchange Act of 1934 or with any stock exchange; provided, however, that this limitation cannot be in derogation of any registration or similar rights granted pursuant to any other written agreement between Aimco or the Partnership and the holder of common OP Units tendered for redemption. Accordingly, upon redemption, Aimco issues unregistered shares in private placement transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.
In certain cases, holders of common OP Units have registration rights agreements pursuant to which the holders may require Aimco to register for resale the unregistered shares the holders receive upon redemption. Such registration rights agreements generally require Aimco to register such shares for resale on a “commercially reasonable efforts” basis, or in some cases a “best efforts” basis, and in the event Aimco is unsuccessful in such effort there is no legal recourse against Aimco by the holder.
The Partnership does not hold Aimco shares for the purposes of settling redemption requests. Because of the UPREIT structure, any equity issuance or redemption occurs in tandem, and not autonomously by either Aimco or the Partnership. Therefore, upon Aimco’s issuance of common shares in settlement of a redemption for which the Partnership elects share settlement, the Partnership is, under the terms of the Agreement, required to issue to Aimco an equivalent number of common OP Units. The effect of requiring Aimco to settle a common OP Unit redemption through the issuance of shares of its common stock results in no net change in the number of outstanding common OP Units as an equivalent number of common OP Units to the number of redeemed common OP Units will be owned by Aimco following the redemption. As of December 31, 2008, Aimco had approximately 300 million authorized and unissued shares, as compared to approximately 116 million issued/outstanding shares, and the Partnership is authorized pursuant to the Agreement to issue a corresponding number of common OP Units in the event Aimco issues additional common shares. Based on consideration of potential future equity issuances by Aimco and the total number of common OP Units outstanding as of December 31, 2008 (approximately 7 million), Aimco and the Partnership believe Aimco has sufficient authorized and unissued shares to settle the potential common OP Unit redemptions while they remain outstanding.
Based on the foregoing, the Partnership continues to believe settlement of redemption requests for common OP Units in shares of Aimco common stock is within its control, results in an

United States Securities and Exchange Commission
June 2, 2009

effective settlement of a redeemable common equity security held by a limited partner through the issuance of a non-redeemable common equity security to Aimco and permanent equity classification for these common OP Units in the Partnership’s consolidated balance sheets is appropriate.
3.	Comment: Please describe in further detail the revised policy adopted regarding the settlement of preferred unit redemptions and how it allowed you to overcome the presumption of share settlement. In addition, you have only discussed this within the context of fiscal year 2008. Will cash settlement also be assumed for redemption requests subsequent to 2008? If not, for potential situations in which share settlement is determined, advise how you evaluated D-98 within the context of the preceding comment.
Response: The Partnership’s adopted policy requires the Partnership to assess quarterly whether the redemption requests for preferred units will be settled in cash or shares of Aimco common stock. Specifically, the policy requires the Partnership to assess the ratio of Aimco’s current internally calculated net asset value per share to the current market price for a share of Aimco common stock, as well as the magnitude of dilution on per share performance measures from an assumed share settlement. The Partnership has established specified metrics for these ratios over which the policy directs the Partnership to settle preferred unit redemptions in cash rather than shares of Aimco common stock. Based on these defined criteria, the form of settlement is determined each quarter.
The Partnership believes this policy regarding share settlement alternatives is sufficient to overcome the presumption of share settlement for preferred units set forth in paragraph 29 of SFAS 128, as such guidance indicates the presumption “may be overcome if past experience or a stated policy provides a reasonable basis to believe the contract will be paid partially or wholly in cash.” Accordingly, for redemption requests subsequent to 2008, if the quarterly assessment results in the determination that shares will be issued, the Partnership will evaluate the potential dilutive effects on per share performance measures of the assumed share settlement based on the guidance in SFAS 128. Paragraph 29 of SFAS 128 indicates that the determination of whether a contract shall be reflected in the computation of diluted earnings per share shall be made based on the facts available each period.
On the other hand, the balance sheet classification for these preferred units is determined under EITF D-98. In paragraph 4 of EITF D-98, the Staff indicated that in evaluating whether redemption features are within the control of the issuer, the issuer should consider the “possibility of any triggering event that is not solely within the control of the issuer – without regard to probability...” Because EITF D-98 instructs issuers to disregard probability in evaluating classification of such securities and as there is no cap on the number of shares that may be required to settle redemptions of these preferred units in shares, the Partnership concluded for classification purposes that share settlement is not within its control and temporary equity classification is appropriate.
In summary, the Partnership uses the aforementioned policy for per share performance measurement purposes whereas the Partnership believes EITF D-98 and not the aforementioned policy affect the classification of these preferred units in the consolidated balance sheet.

United States Securities and Exchange Commission
June 2, 2009

4.	Comment: Please tell us how you determined the misstatement was neither quantitatively nor qualitatively material to prior periods. In addition, tell us how this impacted your earnings per share information under EITF 03-6.
Response: As mentioned in our prior response, the Partnership reevaluated the provisions of EITF D-98 as they relate to the classification of redeemable preferred units in connection with the implementation of SFAS 160 during the first quarter of 2009. Upon conclusion that the redeemable preferred units should have historically been classified within temporary equity in the Partnership’s consolidated balance sheets, the Partnership first considered the quantitative magnitude of the misstatement on total partners’ capital and preferred units balances. Partners’ capital (permanent equity) was overstated by 4.8% and 3.5% at December 31, 2007 and 2006, respectively, and the preferred units balances within partners’ capital were overstated by 11.8% and 10.4%, respectively. The Partnership does not believe the judgment of a reasonable person relying on its financials statements would be changed or influenced based on the misclassification of the preferred unit balances under discussion. This conclusion is based on factors outlined in Staff Accounting Bulletin No. 99 and included consideration of the following:
➢	The misstatement had no effect on reported amounts of earnings, cash flows, total assets or total liabilities and partners’ capital.

➢	As noted in the response to comment 1 above, real estate company analysts and investors in the current economic environment place a heavy emphasis on liquidity. The sharp declines in market value for some real estate companies have been exacerbated based on perceptions about their liquidity and ability to repay or refinance debt maturities in the near term. This misstatement has no effect on the Partnership’s liquidity nor does it impact debt covenant compliance ratios or any other regulatory or contractual requirements.

➢	The misstatement was a classification error and did not affect the actual reported carrying amounts attributable to each class of preferred unit, which correspond to their stated redemption amounts that are disclosed in Note 11 to the consolidated financial statements included in the Partnership’s Form 10-K for the year ended December 31, 2008.

➢	The Partnership believes the holders of these units tend to focus on certain earnings and other measures frequently used as an indicator of the Partnership’s ability to satisfy distribution requirements. As noted above, this misstatement had no effect on earnings or cash flows and did not affect distribution coverage ratios.

➢	The classification error did not affect the redemption preferences afforded to each class of preferred unit and accordingly would not significantly influence a common unit holder’s perception of the Partnership’s residual equity.

➢	The misstatement was not an intentional act by management to mislead investors. The misstatement was discovered upon a reevaluation of complex technical accounting guidance for which the Partnership understands there has been diversity in practice for application within the real estate industry.

➢	The classification of these preferred units does not affect analyst expectations regarding performance of the Partnership.

➢	The classification of these preferred units does not affect reported segment operating results or segment balance sheet amounts.

➢	The classification of the preferred units does not affect the measurement of performance for purposes of determining management’s incentive based compensation.

United States Securities and Exchange Commission
June 2, 2009

➢	The classification of the preferred units does not conceal or otherwise relate to an unlawful transaction.
Based on the foregoing quantitative and qualitative considerations, the Partnership concluded the historical misclassification of these redeemable preferred units within partners’ capital was not material.
Regarding EITF 03-6, the Partnership’s redeemable preferred securities that may be settled in cash or shares of Aimco common stock participate in the Partnership’s earnings only to the extent of their distributions, which are based on fixed coupon rates. These securities do not participate in the Partnership’s undistributed earnings and the distributions attributable to these securities were deducted from loss from continuing operations and net income or loss to arrive at the related amounts attributable to common unitholders for purposes of calculating earnings per unit for the periods presented in the Partnership’s 2008 Annual Report on Form 10-K in accordance with SFAS 128, as interpreted by EITF 03-6.
     As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions regarding the information provided, please contact David Robertson, President, Chief Investment Officer and Chief Financial Officer, at (303) 691-4311 (phone) or (303) 300-3276 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile).

Sincerely,
/s/ Paul Beldin

Paul Beldin
Chief Accounting Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Amy B. Freed, Hogan & Hartson LLP Lisa R. Cohn, Aimco David Robertson, Aimco